As filed with the Securities and Exchange Commission on July 27, 2012

Registration No. 333-176097

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

under

The Securities Act of 1933

Chuy’s Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	5812	20-5717694
(State or other jurisdiction of incorporation or organization)	(Primary Standard industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1623 Toomey Rd.

Austin, Texas 78704

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Steven J. Hislop

President and Chief Executive Officer

Chuy’s Holdings, Inc.

1623 Toomey Road

Austin, Texas 78704

(512) 473-2783

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Charles T. Haag, Esq. Jones Day 2727 N. Harwood Street Dallas, Texas 75201 Telephone: (214) 220-3939 Facsimile: (214) 969-5100	Marc D. Jaffe, Esq. Ian D. Schuman, Esq. Latham & Watkins LLP 885 3rd Avenue New York, New York 10022 Telephone: (212) 906-1200 Facsimile: (212) 751-4864

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒ File No.: 333-176097

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐		Accelerated filer ☐

Non-accelerated filer ☑	(Do not check if a smaller reporting company)	Smaller reporting company ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to Form S-1 Registration Statement (File No. 333-176097) is filed pursuant to Rule 462(d) solely to add exhibits not previously filed with respect to such Registration Statement.

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits and financial statement schedules.

(a) Exhibits

EXHIBIT NUMBER	DESCRIPTION
†1.1	Form of Underwriting Agreement
†3.1	Amended and Restated Certificate of Incorporation as of the close of this offering
†3.2	Amended and Restated Bylaws as of the close of this offering
†4.1	Form of Common Stock Certificate
†4.2	Amended and Restated Stockholders Agreement, dated May 4, 2010, by and among Chuy’s Holdings, Inc., MY/ZP Equity, LP, Goode Chuy’s Holdings, LLC, Goode Chuy’s Direct Investors, LLC, J.P. Morgan U.S. Direct Corporate Finance Institutional Investors III LLC, 522 Fifth Avenue Fund, L.P., and certain other stockholders, optionholders and permitted transferees
†4.3	Amendment to Amended and Restated Stockholders Agreement, dated July 9, 2012, by and among Chuy’s Holdings, Inc., MY/ZP Equity, LP, Goode Chuy’s Holdings, LLC, Goode Chuy’s Direct Investors, LLC, J.P. Morgan U.S. Direct Corporate Finance Institutional Investors III LLC, 522 Fifth Avenue Fund, L.P., and certain other stockholders, optionholders and permitted transferees
5.1	Opinion of Jones Day
†10.1	Credit Agreement, dated May 24, 2011, by and among Chuy’s Opco, Inc., as borrower, subsidiaries of Chuy’s Holdings, Inc., as guarantors, the lenders party thereto, General Electric Capital Corporation, as syndication agent, and GCI Capital Markets LLC, as administrative agent and sole bookrunner
†10.2	Employment Agreement, dated July 9, 2007, between Chuy’s Opco, Inc. and Steven J. Hislop
†10.3	Chuy’s Holdings, Inc. 2012 Omnibus Equity Incentive Plan
†10.4	Form of Restricted Share Agreement (2012 Omnibus Equity Incentive Plan)
†10.5	Form of Option Agreement (2012 Omnibus Equity Incentive Plan)
†10.6	Chuy’s Holdings, Inc. 2006 Stock Option Plan
†10.7	Form of Stock Option Award Agreement (2006 Stock Option Plan)
†10.8	Form of Director and Officer Indemnification Agreement
†10.9	Letter Agreement regarding Arbor Trails Chuy’s, dated November 7, 2006, by and between Chuy’s Opco, Inc. and Three Star Management, Ltd.
†10.10	Recipe License Agreement, dated November 7, 2006, by and between Chuy’s Opco, Inc. and MY/ZP IP Group, Ltd.
†10.11	Banana Peel Software License Agreement, dated November 7, 2006, by and between Chuy’s Opco, Inc. and Banana Peel, LLC
†10.12	Cross-Marketing License Agreement, dated November 7, 2006, by and between Chuy’s Opco, Inc. and MY/ZP IP Group, Ltd.
†10.13	Management Agreement, dated November 7, 2006, by and between Chuy’s Opco, Inc. and Three Star Management, Ltd.
†10.14	Management System License Agreement, dated November 7, 2006, by and between Chuy’s Opco, Inc. and MY/ZP IP Group, Ltd.
†10.15	Parade Sponsorship Agreement, dated November 7, 2006, by and between Chuy’s Opco, Inc. and MY/ZP IP Group, Ltd.

II-1

EXHIBIT NUMBER	DESCRIPTION
†10.16	Settlement Agreement, dated June 15, 2011, among Chuy’s Holdings, Inc., Goode Partners LLC, the Shackelford Affiliates and Goode Consumer Fund I, L.P.
†10.17	Promissory Note, dated November 7, 2006, between Chuy’s Opco, Inc. and Three Star Management, Ltd.
†10.18	Form of Chuy’s Holdings, Inc.’s 2009 Common Stock Subscription Agreement
†10.19	Form of Chuy’s Holdings, Inc.’s 2010 Common Stock Subscription Agreement
†10.20	Form of Chuy’s Holdings, Inc.’s 2010 Series X Preferred Stock Subscription Agreement
†10.21	Form of License Exercisable Upon Event of Default Under Lease Agreement
†10.22	Advisory Agreement, dated November 7, 2006, between Chuy’s Opco, Inc. and Goode Partners LLC
†10.23	Lease Agreement, dated November 7, 2006, between Young Zapp Graceland, Ltd. and Chuy’s Opco, Inc.
†10.24	Lease Agreement, dated January 1, 2002, between Young Zapp North Lamar, Ltd. and Chuy’s Opco, Inc., as amended, modified and assigned
†10.25	Lease Agreement, dated November 1, 1998, between Young-Zapp Joint Venture II and Chuy’s Opco, Inc., as amended, modified and assigned
†10.26	Lease Agreement, dated November 19, 1996, between Young Zapp Joint Venture-IV and Chuy’s Opco, Inc., as amended, modified and assigned
†10.27	Lease Agreement, dated January 22, 2001, between Young Zapp JVRR, Ltd. and Chuy’s Opco, Inc., as amended, modified and assigned
†10.28	Lease Agreement, dated June 1, 2003, between Young Zapp Shenandoah, Ltd. and Chuy’s Opco, Inc., as amended, modified and assigned
†10.29	Lease Agreement, dated April 22, 2008, between Young Zapp Arbor Trails, Ltd. and Chuy’s Opco, Inc.
†10.30	Form of Right to Repurchase Agreement
†10.31	Employment Agreement, dated November 16, 2011, between Chuy’s Holdings, Inc., Chuy’s Opco, Inc. and Steven J. Hislop
†10.32	Employment Agreement, dated November 16, 2011, between Chuy’s Holdings, Inc., Chuy’s Opco, Inc. and Jon W. Howie
†10.33	Form of Employment Agreement, between Chuy’s Holdings, Inc., Chuy’s Opco, Inc. and certain employees
†10.34	Chuy’s Holdings, Inc. Senior Management Incentive Plan
†10.35	Consent and First Amendment to Credit Agreement, dated as of March 21, 2012, by and among Chuy’s Opco, Inc., as borrower, the persons designated on the signature pages thereto as guarantors, the lenders party thereto and GCI Capital Markets LLC, as administrative agent for all lenders
†10.36	Agreement Relating to Termination of Advisory Agreement, dated as of March 21, 2012, between Chuy’s Opco, Inc. and Goode Partners LLC
†10.37	Chuy’s Holdings, Inc. Amended and Restated 2006 Stock Option Plan
†10.38	Voting Agreement, dated July 9, 2012, by and among Goode Chuy’s Holdings, LLC, MY/ZP Equity, LP, Goode Chuy’s Direct Investors, LLC, J.P. Morgan U.S. Direct Corporate Finance Institutional Investors III LLC and 522 Fifth Avenue Fund, L.P.
†21.1	Subsidiaries of Chuy’s Holdings, Inc.
†23.1	Consent of McGladrey LLP
23.2	Consent of Jones Day (included in Exhibit 5.1)
†24.1	Power of Attorney
†99.1	Consent of Technomic, Inc.
†99.2	Cover Page

†	Previously filed

II-2

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on July 27, 2012.

CHUY’S HOLDINGS, INC.

By:	/s/ Steven J. Hislop
Steven J. Hislop President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on July 27, 2012.

SIGNATURES	TITLE

/s/ Steven J. Hislop Steven J. Hislop	Director, President and Chief Executive Officer (Principal Executive Officer)

/s/ Jon W. Howie Jon W. Howie	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

* Jose Ferreira, Jr.	Chairman of the Board, Director

* David J. Oddi	Director

* Michael C. Stanley	Director

* Michael R. Young	Director

* John A. Zapp	Director

* Ira L. Zecher	Director

*By	/s/ Sharon Russell
	Name:	Sharon Russell
	Title:	Attorney-in-Fact

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
†1.1	Form of Underwriting Agreement
†3.1	Amended and Restated Certificate of Incorporation as of the close of this offering
†3.2	Amended and Restated Bylaws as of the close of this offering
†4.1	Form of Common Stock Certificate
†4.2	Amended and Restated Stockholders Agreement, dated May 4, 2010, by and among Chuy’s Holdings, Inc., MY/ZP Equity, LP, Goode Chuy’s Holdings, LLC, Goode Chuy’s Direct Investors, LLC, J.P. Morgan U.S. Direct Corporate Finance Institutional Investors III LLC, 522 Fifth Avenue Fund, L.P., and certain other stockholders, optionholders and permitted transferees
†4.3	Amendment to Amended and Restated Stockholders Agreement, dated July 9, 2012, by and among Chuy’s Holdings, Inc., MY/ZP Equity, LP, Goode Chuy’s Holdings, LLC, Goode Chuy’s Direct Investors, LLC, J.P. Morgan U.S. Direct Corporate Finance Institutional Investors III LLC, 522 Fifth Avenue Fund, L.P., and certain other stockholders, optionholders and permitted transferees
5.1	Opinion of Jones Day
†10.1	Credit Agreement, dated May 24, 2011, by and among Chuy’s Opco, Inc., as borrower, subsidiaries of Chuy’s Holdings, Inc., as guarantors, the lenders party thereto, General Electric Capital Corporation, as syndication agent, and GCI Capital Markets LLC, as administrative agent and sole bookrunner
†10.2	Employment Agreement, dated July 9, 2007, between Chuy’s Opco, Inc. and Steven J. Hislop
†10.3	Chuy’s Holdings, Inc. 2012 Omnibus Equity Incentive Plan
†10.4	Form of Restricted Share Agreement (2012 Omnibus Equity Incentive Plan)
†10.5	Form of Option Agreement (2012 Omnibus Equity Incentive Plan)
†10.6	Chuy’s Holdings, Inc. 2006 Stock Option Plan
†10.7	Form of Stock Option Award Agreement (2006 Stock Option Plan)
†10.8	Form of Director and Officer Indemnification Agreement
†10.9	Letter Agreement regarding Arbor Trails Chuy’s, dated November 7, 2006, by and between Chuy’s Opco, Inc. and Three Star Management, Ltd.
†10.10	Recipe License Agreement, dated November 7, 2006, by and between Chuy’s Opco, Inc. and MY/ZP IP Group, Ltd.
†10.11	Banana Peel Software License Agreement, dated November 7, 2006, by and between Chuy’s Opco, Inc. and Banana Peel, LLC
†10.12	Cross-Marketing License Agreement, dated November 7, 2006, by and between Chuy’s Opco, Inc. and MY/ZP IP Group, Ltd.
†10.13	Management Agreement, dated November 7, 2006, by and between Chuy’s Opco, Inc. and Three Star Management, Ltd.
†10.14	Management System License Agreement, dated November 7, 2006, by and between Chuy’s Opco, Inc. and MY/ZP IP Group, Ltd.
†10.15	Parade Sponsorship Agreement, dated November 7, 2006, by and between Chuy’s Opco, Inc. and MY/ZP IP Group, Ltd.
†10.16	Settlement Agreement, dated June 15, 2011, among Chuy’s Holdings, Inc., Goode Partners LLC, the Shackelford Affiliates and Goode Consumer Fund I, L.P.
†10.17	Promissory Note, dated November 7, 2006, between Chuy’s Opco, Inc. and Three Star Management, Ltd.
†10.18	Form of Chuy’s Holdings, Inc.’s 2009 Common Stock Subscription Agreement
†10.19	Form of Chuy’s Holdings, Inc.’s 2010 Common Stock Subscription Agreement
†10.20	Form of Chuy’s Holdings, Inc.’s 2010 Series X Preferred Stock Subscription Agreement
†10.21	Form of License Exercisable Upon Event of Default Under Lease Agreement
†10.22	Advisory Agreement, dated November 7, 2006, between Chuy’s Opco, Inc. and Goode Partners LLC
†10.23	Lease Agreement, dated November 7, 2006, between Young Zapp Graceland, Ltd. and Chuy’s Opco, Inc.
†10.24	Lease Agreement, dated January 1, 2002, between Young Zapp North Lamar, Ltd. and Chuy’s Opco, Inc., as amended, modified and assigned
†10.25	Lease Agreement, dated November 1, 1998, between Young-Zapp Joint Venture II and Chuy’s Opco, Inc., as amended, modified and assigned

EXHIBIT NUMBER	DESCRIPTION
†10.26	Lease Agreement, dated November 19, 1996, between Young Zapp Joint Venture-IV and Chuy’s Opco, Inc., as amended, modified and assigned
†10.27	Lease Agreement, dated January 22, 2001, between Young Zapp JVRR, Ltd. and Chuy’s Opco, Inc., as amended, modified and assigned
†10.28	Lease Agreement, dated June 1, 2003, between Young Zapp Shenandoah, Ltd. and Chuy’s Opco, Inc., as amended, modified and assigned
†10.29	Lease Agreement, dated April 22, 2008, between Young Zapp Arbor Trails, Ltd. and Chuy’s Opco, Inc.
†10.30	Form of Right to Repurchase Agreement
†10.31	Employment Agreement, dated November 16, 2011, between Chuy’s Holdings, Inc., Chuy’s Opco, Inc. and Steven J. Hislop
†10.32	Employment Agreement, dated November 16, 2011, between Chuy’s Holdings, Inc., Chuy’s Opco, Inc. and Jon W. Howie
†10.33	Form of Employment Agreement, between Chuy’s Holdings, Inc., Chuy’s Opco, Inc. and certain employees
†10.34	Chuy’s Holdings, Inc. Senior Management Incentive Plan
†10.35	Consent and First Amendment to Credit Agreement, dated as of March 21, 2012, by and among Chuy’s Opco, Inc., as borrower, the persons designated on the signature pages thereto as guarantors, the lenders party thereto and GCI Capital Markets LLC, as administrative agent for all lenders
†10.36	Agreement Relating to Termination of Advisory Agreement, dated as of March 21, 2012, between Chuy’s Opco, Inc. and Goode Partners LLC
†10.37	Chuy’s Holdings, Inc. Amended and Restated 2006 Stock Option Plan
†10.38	Voting Agreement, dated July 9, 2012, by and among Goode Chuy’s Holdings, LLC, MY/ZP Equity, LP, Goode Chuy’s Direct Investors, LLC, J.P. Morgan U.S. Direct Corporate Finance Institutional Investors III LLC and 522 Fifth Avenue Fund, L.P.
†21.1	Subsidiaries of Chuy’s Holdings, Inc.
†23.1	Consent of McGladrey LLP
23.2	Consent of Jones Day (included in Exhibit 5.1)
†24.1	Power of Attorney
†99.1	Consent of Technomic, Inc.
†99.2	Cover Page

†	Previously filed